Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following communications were made available by Occidental Petroleum Corporation on Twitter on May 5, 2019.

In connection with Occidental’s bid to acquire Anadarko, it has agreed to sell Anadarko’s African assets to @Total, fast-tracking the divestiture plan for the proposed acquisition. For important additional information, visit aglobalenergyleader.com. Occidental Agrees to Contingent Sale of Anadarko African Assets for $8.8 billion
Occidental’s revised proposal to acquire Anadarko includes an increased cash portion, providing greater certainty and delivering immediate and compelling value for shareholders. For important additional information and to read the full announcement: aglobalenergyleader.com. Occidental’s revised superior proposal delivers significant immediate value, greater closing certainty and enhanced accretion.

The following communications were made available by Occidental Petroleum Corporation on LinkedIn on May 5, 2019.

In connection with Occidental’s proposal to acquire Anadarko, it has secured a binding agreement to sell Anadarko’s African assets to Total, fast-tracking the divestiture plan for the proposed acquisition of Anadarko. For important additional information, visit https://lnkd.in/dTYD2dS. Occidental Agrees to Contingent Sale of Anadarko African Assets for $8.8 Billion

Occidental’s revised proposal to acquire Anadarko includes an increased cash portion, providing greater certainty and delivering immediate and compelling value for shareholders. For important additional information and to read the full announcement, visit https://lnkd.in/dTYD2dS. Occidental’s revised superior proposal delivers significant immediate value, greater closing certainty and enhanced accretion.

The following is the text of the website that is being maintained at https://www.aglobalenergyleader.com/en/home/ in connection with the proposal by Occidental Petroleum Corporation to acquire Anadarko Petroleum Corporation.

A superior proposal financially and strategically Occidental’s revised and significantly enhanced proposal is superior both financially and strategically for Anadarko’s shareholders, creating a global leader with the scale and geographic diversification to drive growth and deliver significant value and returns to the shareholders of both companies. The combined company will be uniquely positioned to leverage Occidental’s demonstrated operational and technical expertise, producing greater anticipated synergies than Anadarko’s pending transaction. Under the terms of Occidentals revised proposal, Anadarko shareholders would receive $76.00 per share, comprised of $59.00 per share in cash and 0.2934 shares of Occidental common stock for each share of Anadarko common stock. The revised proposal represents a 23%* premium to the current value of the transaction accepted by Anadarko. The increased share portion of $59 per share provides significant immediate value, greater closing certainty and enhanced accretion. Read more about the transaction here. *As of May 3rd cretion. Read more about the transaction here. *As of May 5th

Best-In-Class Assets Global Scale / Best Basins ~ 1.3 MMBoe/d2 Net of Africa Divestitures 2 Based on Q4 2018 production.

A Superior Proposal Occidental’s revised proposal offers significant financial advantages for shareholders of Anadarko $46.80 APC as of market close April 11th $61.62 Cash component APC’s Pending3 Transaction $76.00 Cash component Occidental3 Proposal 3 Market data is as of May 3rd Superior value to current value of Anadarko’s pending transaction by 23% as of May 3rd Increased cash portion of $59 per share provides significant immediate value, greater closing certainty and enhanced accretion Occidental recognized as a world-class operator.

Forward Looking Statements

Any statements in this communication about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko or the proposed transaction between Occidental and Total, benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transaction with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transactions may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction contemplated by the binding agreement with Total; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction with Anadarko; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.